[LETTERHEAD OF DECHERT LLP]

April 26, 2011

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:	PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor:

Thank you for your comments regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares Convertible Securities Portfolio (the “Fund”), a series of PowerShares Exchange-Traded Fund Trust II (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2011.  Below, we describe the changes that will be made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.  The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes will be reflected in Post-Effective Amendment No. 213 to the Trust’s Registration Statement, which will be filed on EDGAR on or about April 26, 2011.  Terms used but not defined herein have the meaning ascribed to them in the Prospectus.

Comment 1.          In your letter responding to the following comments, please include the customary “Tandy” representations.

Response 1: The “Tandy” representations are set forth at the end of this letter.

Comment 2.          Please confirm that the Prospectus and statement of additional information (“SAI”) are intended to be used before the effective date, per the “red herring” legend and preliminary prospectus designation.

Response 2: Subsequent to the 485(a) filing, the Trust determined not to make use of the “red herring” versions of the prospectus and SAI.

Prospectus Comments

Comment 3.          In the “Summary Information—Principal Investment Strategies” section, please disclose how the Fund will invest the remaining 20% of its assets (i.e., that portion of its assets which will not be invested in convertible securities that comprise the Underlying Index).

Response 3:  The Fund presently intends to invest substantially all of its assets in the convertible securities that comprise the Underlying Index.  Accordingly, we believe disclosure regarding the Fund’s other investments is appropriately included only in the “Non-Principal Investment Strategies” section.

Comment 4.          Please confirm that the Fund’s policy to invest at least 80% (rather than 90%) of its total assets in the component securities that comprise the Underlying Index is permitted by the Trust’s exemptive relief.

Response 4: We hereby confirm that the Trust’s exemptive relief permits the Fund to invest at least 80% of its total assets in the component securities that comprise the Underlying Index.

Comment 5.          Please revise the Fund’s policy to concentrate in securities of issuers in a particular industry or group of industries to state that the Fund will invest more than 25% of its net assets in a particular industry or group of industries to the extent that the Underlying Index concentrates in an industry or group of industries, per Instruction 4 to Item 9(b)(1) of Form N-1A.

Response 5:  The policy has been revised accordingly.

Comment 6.          The “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies—BofA Merrill Lynch All U.S. Convertibles Index” section and the SAI indicate that the Underlying Index includes foreign issuers.  If foreign issuers comprise more than 5% of the Underlying Index, please add a reference to foreign issuers in the “Summary Information—Principal Investment Strategies” section and include disclosure regarding the risks of investing in foreign issuers in the “Summary Information—Principal Risks of Investing in the Fund” section.

Response 6:  The Prospectus has been revised accordingly.

Comment 7.          Please revise the last sentence in “Portfolio Turnover Risk” in the “Summary Information—Principal Risks of Investing in the Fund” section to read:  “A high portfolio turnover rate can result in an increase in taxable capital gains distributions to the Fund’s shareholders and an increased likelihood that the capital gains will be taxable at ordinary rates.”  Please also disclose the current turnover rate of the Underlying Index.

Response 7:  The Prospectus has been revised to add the requested language.  The turnover rate of the Underlying Index is not available.

Comment 8.          Please revise the “Non-Diversified Fund Risk” in the “Summary Information—Principal Risks of Investing in the Fund” section as follows:  “Because the Fund is non-diversified and can invest a greater portion of its assets in securities of individual issuers than a diversified fund, changes in the market value of a single investment could cause greater fluctuations in Share price than would....”

Response 8: The Prospectus has been revised accordingly.

Comment 9.          In the “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies—BofA Merrill Lynch All U.S. Convertibles Index” section, please remove the reference to “greenshoe” and delete the sentence “Any convertible synthetics … are excluded from the Underlying Index,” as these are too technical for prospectus disclosure.  Please also explain what is meant by securities that are “convertible into…cash equivalents,” and define the term “cash equivalents.”

Response 9:  The Prospectus has been revised accordingly.  Securities that are convertible into cash equivalents are securities which, upon conversion, instead of stock, the holder receives cash representative of a specified number of shares of the issuer.

Comment 10.        Please confirm how much of the Fund’s net assets may be invested in illiquid securities (e.g., the maximum 15%).

Response 10:  The Fund may invest up to an aggregate amount of 15% of its net assets in illiquid securities as set forth in the “Investment Strategies and Restrictions” section of the SAI.

Comment 11.        In the “Additional Information About the Fund’s Strategies and Risks—Non-Principal Investment Strategies” section, please define what types of “securities” not included in the Underlying Index in which the Fund may invest up to 20% of its assets, and in this regard please explain in general terms how the Fund’s adviser decides which securities to buy and sell, per Item 9(b)(2) of Form N-1A.

Response 11: The Fund presently intends to invest substantially all of its assets in the convertible securities that comprise the Underlying Index, but the Fund may hold stocks or nonconvertible bonds.  Such investments would be made consistent with the Fund’s investment objective of tracking the performance of its Underlying Index.  The Fund does not currently expect to hold any securities other than convertible securities that comprise the Underlying Index.

Comment 12.        Please revise the first sentence of the second paragraph in the “Additional Information About the Fund’s Strategies and Risks—Non-Principal Investment Strategies” section to read as follows:  “Each of the policies described herein, including the Fund’s principal investment strategy and 80% investment policy….”  Please make the same corresponding change on page 3 of the SAI.

Response 12: We respectfully acknowledge the comment; however, we believe the Prospectus correctly reflects that the Fund’s investment objective is a non-fundamental policy that may be changed by the Board without shareholder approval.

Comment 13.        Please revise the disclosure under “Borrowing Money” and/or “Borrowing Risk” in the “Additional Information About the Fund’s Strategies and Risks—Non-Principal Investment Strategies” and “—Non-Principal Risks of Investing in the Fund” sections to make the strategy and risk disclosure consistent with one another (e.g.,

“Borrowing Risk” says that the Fund may borrow in order to meet shareholder redemptions and for other lawful purposes, but the disclosure under “Borrowing Money” only discusses borrowing for temporary or emergency purposes).  If retained in the revised disclosure, please explain the term “for other lawful purposes” under “Borrowing Risk.”  Please confirm whether the Fund will use leverage and, if so, please add disclosure regarding leverage and the attendant risks in the “Summary Information” section.

Response 13: The Prospectus has been revised to accordingly.

SAI Comments

Comment 14.        Please include the Fund’s 80% investment policy pursuant to Rule 35d-1 under the 1940 Act in the list of the Fund’s non-fundamental investment policies on pp. 2-3 of the SAI.

Response 14: The SAI has been revised accordingly.

*      *      *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Matthew Wolfe at (212) 649-8703.  Thank you.

Kind regards,

/s/ Stuart M. Strauss

Stuart M. Strauss